VF 3-7-03

3/5/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03014424

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003

SEC FILE NUMBER
8- 51662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Advisory Services, ~~Inc.~~ LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Winners Circle, Suite 220
(No. and Street)

Brentwood	Tennessee	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James E. Himelrick, Jr. (615) 661-5545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard, PLLC
(Name – *if individual, state last, first, middle name*)

3310 West End Avenue, Suite 550	Nashville	Tennessee	37203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James E. Himelrick, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Advisory Services, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2002 and 2001

TABLE OF CONTENTS

FRASIER, DEAN & HOWARD, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Investors Advisory Services, Inc.

We have audited the accompanying statements of financial condition of Investors Advisory Services, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Advisory Services, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frasier, Dean + Howard, PLLC

January 31, 2003

INVESTORS ADVISORY SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

Assets	2002	2001
Cash and cash equivalents	$ 6,382	$ 6,690
Commissions and other receivables	9,543	6,078
Total assets	$ 15,925	$ 12,768

Liabilities and Stockholder's Equity

	2002	2001
Accrued taxes	$ -	$ 805
Total liabilities	-	805
Stockholder's equity		
Common stock, no par; 1,000 shares authorized, 300 shares issued and outstanding	3,000	3,000
Additional paid-in capital	12,043	11,043
Accumulated earnings (deficit)	882	(2,080)
Total stockholder's equity	15,925	11,963
Total liabilities and stockholder's equity	$ 15,925	$ 12,768

See notes to financial statements.

INVESTORS ADVISORY SERVICES, INC.
STATEMENTS OF INCOME
December 31, 2002 and 2001

	2002	2001
Commission income	$ 78,000	$ 45,000
Other	490	-
Total income	78,490	45,000
Expenses:		
Commissions	70,100	34,000
Professional fees	3,200	3,000
Registration fees	2,057	2,416
Office expense	-	1,052
Other	171	624
Total operating expenses	75,528	41,092
Income before taxes	2,962	3,908
Provision for income taxes	-	613
Net income	$ 2,962	$ 3,295

See notes to financial statements.

INVESTORS ADVISORY SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
December 31, 2002 and 2001

	Common Stock		Paid - In	Accumulated Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balance, December 31, 2000	300	$ 3,000	$ 11,043	$ (5,375)	$ 8,668
Contributions	-	-	-	-	-
Net income	-	-	-	3,295	3,295
Balance, December 31, 2001	300	3,000	11,043	(2,080)	11,963
Contributions	-	-	1,000	-	1,000
Net income	-	-	-	2,962	2,962
Balance, December 31, 2002	300	$ 3,000	$ 12,043	$ 882	$ 15,925

See notes to financial statements.

INVESTORS ADVISORY SERVICES, INC.
STATEMENTS OF CASH FLOWS
December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 2,962	$ 3,295
Adjustments to reconcile net income to net cash used in operating activities		
(Increase) in commissions and other receivables	(3,465)	(4,350)
(Decrease) increase in accrued taxes	(805)	805
Net cash used in operating activities	(1,308)	(250)
Cash flows from financing activities:		
Capital contributions	1,000	-
Net cash provided by financing activities	1,000	-
Decrease in cash and cash equivalents	(308)	(250)
Cash and cash equivalents at beginning of year	6,690	6,940
Cash and cash equivalents at end of year	$ 6,382	$ 6,690

See notes to financial statements.

INVESTORS ADVISORY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investors Advisory Services, Inc. (the "Company") was formed effective August 26, 1998 to operate as a broker-dealer in accordance with the rules and regulations set forth by the National Association of Securities Dealers ("NASD"). The Company is a wholly-owned subsidiary of Investors Management Services, Inc.

The following is a summary of the Company's significant accounting policies:

Accounting Method

The Company reports its income and expenses using the accrual method of accounting.

Affiliations

The Company shares office space, administrative staff and other expenses with a company affiliated by common ownership, currently at no cost to the Company. Substantially different operating results could occur if the Company were required to operate on a stand-alone basis.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required at December 31, 2002 and 2001.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Prior to January 1, 2001, the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company did not provide for or pay Federal income taxes on its taxable income. Instead, the stockholders were liable for individual federal income taxes on their share of the Company's net income.

INVESTORS ADVISORY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2002 and 2001

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

Effective January 1, 2001, the Company revoked its election to be taxed under the provisions of Subchapter S. Accordingly, taxes are provided on income for federal and state tax purposes. The Company utilized a net operating loss for state tax purposes of approximately $10,000 to offset taxable income in 2001. No significant differences existed at December 31, 2002 and 2001 between income reported for financial and income tax purposes. Subsequent to December 31, 2002, the Company adopted articles of conversion whereby the Company converted to a Tennessee limited liability company. Under a limited liability company, the members are generally liable for individual federal income taxes on their share of the Company's net income.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties as of and for the periods ended December 31:

	2002	2001
Balance Sheet:		
Other receivable from Investors Management Services, Inc.	$ 500	$ -
Commissions and other receivable from Investors Partners I, LP	-	810
Commissions and other receivable from Investors Income Partners I, LP	3,028	1,216
Commissions and other receivable from Investors Income Partners II, LP	5,200	4,052
Income Statement:		
Commission income from Investors Income Partners I, L.P	1,500	9,000
Commission income from Investors Land Partners I, L.P	3,000	6,000
Commission income from Investors Income Partners II, LP	73,500	30,000

NOTE 3 – CONCENTRATIONS

Commission income recognized during 2002 and 2001 was derived entirely by selling shares of three affiliated real estate limited partnerships. The Company's revenues are dependent upon syndication of additional projects.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $7,197 and $5,885, respectively, which was $2,197 and $885 in excess of its required net capital of $5,000, respectively.

SUPPLEMENTARY INFORMATION

INVESTORS ADVISORY SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002 and 2001

Schedule I

	2002	2001
Computation of basic net capital requirement:		
Net worth per financial statement	$ 15,925	$ 11,963
Total nonallowable assets	(8,728)	(6,078)
Net capital	$ 7,197	$ 5,885
Minimum net capital requirement	$ -	$ 54
Minimum dollar net capital requirement of reporting broker	$ 5,000	$ 5,000
Greater of above amounts	$ 5,000	$ 5,000
Excess net capital	$ 2,197	$ 885
Excess net capital at 1000%	$ 7,197	$ 5,804
Reconciliation with company's computation (included in Part II of Form X-17a-5 as of December 31, 2002)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 7,197	$ 6,690
Audit adjustment to record accrued taxes	-	(805)
Net capital per above	$ 7,197	$ 5,885

FRASIER, DEAN & HOWARD, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholders
Investors Advisory Services, Inc.

In planning and performing our audit of the financial statements and supplementary schedule of Investors Advisory Services, Inc. (the "Company") for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding

paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean + Howard, PLLC

January 31, 2003